EXHIBIT 99.1

For Immediate Release 20-7-TR	Date:	February 3, 2020

Teck and AES Gener Announce Renewable Energy Agreement

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) and The AES Corporation (NYSE: AES) announced today that their Chilean affiliates, Compañía Minera Teck Quebrada Blanca S.A. ("CMTQB") and AES Gener S.A (AES Gener), have entered into a long-term power purchase agreement for the Quebrada Blanca Phase 2 copper project ("QB2") in Chile, enabling the transition to renewable energy for approximately half the power required for operation of QB2.

Under this arrangement, CMTQB will source 118 Megawatts (MW) for Quebrada Blanca Phase 2 from AES Gener’s growing renewable portfolio of wind, solar and hydroelectric energy, in addition to the 21 MW of solar power already contracted from AES Gener. Once effective, more than 50% of QB2’s total operating power needs are expected to be from renewable sources.

The transition to renewable power will replace QB2’s previous fossil fuel power sources which will avoid approximately 800,000 tonnes of greenhouse gas (GHG) emissions annually. That is equivalent to the emissions of about 170,000 combustion engine passenger vehicles – equal to permanently parking more than half of all the cars in the City of Vancouver or all the cars in the Tarapacá Region of Chile where QB2 is located.

“Switching to renewable power for QB2 is part of Teck’s ongoing work to reduce emissions, achieve carbon neutrality across our business, and support global action on climate change,” said Don Lindsay, President and CEO of Teck. “This agreement secures reliable, long-term power for our major copper growth project at no additional cost, while helping to reduce our environmental footprint. We will continue to explore further opportunities to increase the use of renewable energy as part of Teck’s ongoing focus on decarbonisation.”

“We are proud to work with our customers in the transition to a low-carbon energy future,” said Andrés Gluski, President and CEO of AES. “We have a long-term relationship with Teck and are happy to support their evolving energy needs.”

“Securing zero-carbon, renewable power for QB2 is part of Teck’s commitment to environmental responsibility in every aspect of our business,” said Chris Dechert, Vice President, South America, Teck. “QB2 will be a major producer of copper, a critical material for building the low-carbon economy.”

“At AES Gener, we are contributing to the mining sector´s goal of being more sustainable while supporting the decarbonisation of the Chilean energy matrix. With our Greentegra strategy and our Coal to Green solution, we enable our customers to become greener and more competitive by replacing coal-based energy sources with renewables," said Ricardo Manuel Falú, AES Gener’s Chief Executive Officer.

QB2 is one of the world’s largest undeveloped copper resources. It is currently under construction and when complete, will be a premier asset with low operating costs, an initial mine life of 28 years and significant potential for further growth. In addition to renewable power, QB2 will also feature the first large-scale use of desalinated seawater for mining in the Tarapacá Region of Chile, in place of freshwater use.

This week, Teck announced a goal of becoming carbon neutral across its operations and activities by 2050. This objective builds on Teck’s progress on climate action to date, including implementing projects and initiatives to reduce GHG emissions at its operations by 289,000 tonnes since 2011 – the equivalent to taking over 88,000 combustion engine cars off the road – and 81% of Teck’s current total electricity consumption is from renewable energy sources.

Similarly, AES is committed to reducing its carbon intensity by 50% by 2022 and 70 percent by 2030, compared to a 2016 baseline. Aligned with that goal, AES Gener is leading the decarbonisation efforts in Chile, with the largest amount of renewable energy capacity under construction in that country.

The renewable power arrangement will come into effect as early as January 2022 and will run through October 2042. CMTQB's other arrangements with AES Gener, totaling 122 MW of power, are not impacted.

The terms of the agreement are confidential.

Forward-Looking Statements - Teck
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding anticipated reduction in GHG emissions; future decarbonisation initiatives, QB2 mine life and significant potential for further growth; the expectation that QB2 will be a major producer of copper; and Teck’s goal of becoming carbon neutral across its operations and activities by 2050.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, ultimate sources of power under the QB2 power arrangements; cost of decarbonisation and other climate impact initiatives; delays in construction or operation of the QB2 project; permitting issues or changes in laws or regulations regarding the QB2 project or expansions; failures in performance by contractual counterparties, and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. QB2 mine life and expansion potential are based on current operation plans, which are subject to change.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck

does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About AES
The AES Corporation (NYSE: AES) is a Fortune 500 global power company. We provide affordable, sustainable energy to 14 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce is committed to operational excellence and meeting the world’s changing power needs. Our 2018 revenues were $11 billion and we own and manage $33 billion in total assets. To learn more, please visit www.aes.com. Follow AES on Twitter @TheAESCorp

About AES Gener
AES Gener (Santiago Stock Exchange: AES Gener) is a leading generation company with operations in Chile, Argentina and Colombia. In May 2018, AES Gener launched its Greentegra strategy, in order to accelerate a safer and greener energy future and become South America´s Energy Solution Provider of Choice. It is committed to the decarbonisation of Chile's energy matrix and is currently the company with the largest amount of renewable energy capacity under construction in Chile: Alto Maipo (hydro), second phase of Andes Solar (solar), Los Olmos and Mesamávida (wind projects), and the virtual reservoir project with battery storage. AES Gener is the leader in battery storage technology in Latin America with 52 MW in operations and has a portfolio of 3,900 MW of renewable projects under development.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Chile Media Contact:
Pamela Chait, Manager, Corporate Affairs
56.2.224645422
pamela.chait@teck.com

AES Media Contact:
Gail Chalef, Senior Manager, Global Press and Media Relations
+1-703-682-6428, office
gail.chalef@aes.com

AES Investor Relations contact:
Ahmed Pasha, Vice-president, Investor Relations
+1 703-682-6451
Ahmed.pasha@aes.com

AES Gener Media Contact:
Adriana Roccaro, Corporate Affairs
+56 226808947
adriana.roccaro@aes.com